Exhibit 99.1

Canadian Solar and SkyPower Close Landmark Purchase Transaction
and Launch International Joint Venture

GUELPH and TORONTO, Ontario, June 21, 2012 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ) and SkyPower Global (“SkyPower”) today announced the close of their landmark purchase transaction, under which Canadian Solar has acquired a majority interest in 16 solar projects representing approximately 190-200MW DC from SkyPower.  The companies also formally launched their new international 50:50 joint venture agreement, called CSI SkyPower.

Each of the 16 solar projects was awarded a 20-year power purchase contract by the Ontario Power Authority. Fifteen of the contracts are issued under Ontario’s Feed-In-Tariff Program, and one of the contracts is issued under Ontario’s Renewable Energy Standard Offer Program.  The projects are in the advanced permitting stage and are expected to commence construction in 2013 and be fully operational in 2014, with the capacity to generate over C$ 800 million (US$ 785 million) in revenue.  The aggregate transaction price is approximately C$185 million (US$ 181 million) payable in accordance with certain milestones.  A C$ 70 million (US$ 69 million) partial payment for the transaction has been made.  As part of the transaction consideration, a five-year warrant was issued to SkyPower for 9.90% of Canadian Solar’s outstanding shares, with an exercise price of US$5.00 per share.

CSI SkyPower Joint Venture

The companies’ 50:50 joint venture agreement creates an exciting new opportunity leveraging the expertise and strengths of Canadian Solar, one of the world’s leading solar module manufacturers, and SkyPower, Canada’s largest owner and developer of solar power projects.  SkyPower combines its development expertise with Canadian Solar Inc.’s leadership in innovation, Engineering Procurement and Construction (EPC) and module manufacturing.

The international joint venture will operate in Africa, the Middle East and South America.  In each of these target regions, the joint venture will work to bring clean, stable and economically feasible solar-generated electricity through the pursuit of power purchase agreements and the development and construction of solar power plants. It is expected that the development and construction of these solar power plant projects will bring investment and create jobs in these regions.

We believe the joint venture’s target markets have great potential for rapid growth due to the strong desire of such regions to expand solar energy generation assets and infrastructure.  In each of these regions, solar energy production is emerging as a competitive means to generate electricity due to the gradual decline in solar electricity generation costs and the rising costs of traditional fossil fuel.  The life-cycle and social costs of traditional power sources are being more closely considered in emerging and established solar markets, and the joint venture can offer exceptional value propositions to its investors, community partners, buyers and consumers in such markets as a result.

Dr. Shawn Qu, Canadian Solar’s Chairman and Chief Executive Officer, commented: “This is yet another example of how Canadian Solar has clearly differentiated itself as a globally branded Tier 1 solar company, with a greater level of margin stability and business visibility.  We are excited to close this purchase transaction and are excited about the prospects for our ongoing joint venture with SkyPower.  By aligning two of the solar industry’s most powerful companies we will be able to move projects forward faster and more efficiently, thereby directly helping the countries we have a presence in by providing cleaner, sustainable energy and through the creation of jobs.”

Kerry Adler, President and Chief Executive Officer of SkyPower, said: “This joint venture allows us to combine Canadian Solar’s technological edge in solar PV module manufacturing, installation and operations with SkyPower’s expertise in developing solar projects in regions where a limited supply of electricity is one of the major challenges for growth. We believe that this partnership will contribute to the economic growth of the countries we work in by providing speed to market from project development to power generation.  As we move forward with an increasing focus on international development, both Canadian Solar and SkyPower will utilize each other’s strengths in order to maximize potential in emerging markets with the greatest opportunities for success.”

About Canadian Solar Inc. (NASDAQ: CSIQ)

Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, please visit www.canadiansolar.com.

About SkyPower Global

SkyPower Global is Canada’s largest owner and developer of solar energy projects. As the company behind First Light I, Canada’s first utility-scale, fully operating solar park, SkyPower also has one of the most impressive pipelines of solar projects in North America. With 250 MW of awarded power purchase contracts, including 67 MW of installed operating capacity and more than 2.0 GW at advanced stages of development worldwide, SkyPower prospects, develops, finances, owns and operates solar energy projects from the initial discovery stages through to commercial operation. SkyPower is working with many jurisdictions around the world to meet their increasing need for cleaner, non-emitting renewable energy solutions.  SkyPower is majority owned by Los Angeles-based real estate and infrastructure investment firm CIM Group. For more information about SkyPower, please visit www.skypower.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including statements regarding our expectation that construction on the projects will commence in 2013 and become fully operational in 2014, the projects will have the capacity to generate over C$ 800 million in revenue for Canadian Solar, and the joint venture will bring investment and create jobs in the regions in which it operates, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in the Canadian markets; changes in customer order patterns; capacity utilization; pricing pressure and declines in average selling prices; delays in utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.